Mail Stop 4561

February 17, 2009

VIA U.S. MAIL

Randall Fernandez
President
Deltron, Inc.
Sabana Oeste, Restaurante Princessa Marina
200 Metros Oeste y 100 mts Norte, Portón Verde, Frente SBC Computadoras
San Jose, Republica de Costa Rica

> **Re: Deltron, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **September 30, 2008**
> **Filed December 24, 2008**
> **File No. 333-130197**

Dear Mr. Fernandez:

We issued comments to you on the above captioned filing on January 27, 2009**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 3, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 3, 2009**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief